

ANNUAL REPORT 2002

REGAL-BELOIT

"At The Heart Of What Drives Your World"

ABOUT THE COMPANY

Headquartered in Beloit, Wisconsin, REGAL-BELOIT CORPORATION is a leading international manufacturer of mechanical and electrical motion control components designed to meet the high-performance needs of customers around the world. From electric motors and generators to gear reducers, electronic switchgear and high-speed metal cutting tools, REGAL-BELOIT's products are often concealed within, but essential to the function of so much of the equipment powering the world. You will find REGAL-BELOIT products in pumps, elevators, conveyors, x-ray machines, office equipment, machine tools, power stations and thousands of other critical uses.

REGAL-BELOIT's strength is in its market diversity as it serves an expansive array of markets from heavy industry to high technology. Markets include food processing, medical, material handling, petro-chemical, construction, manufacturing, agriculture and mining, to name a few. The Company offers customers many value-added services from "engineering art to final part." Few companies can match REGAL-BELOIT's abilities to adapt and modify products to required specifications and deliver consistent quality, at a fair price and a time dictated by the customer.

REGAL-BELOIT's ongoing success can be attributed, in part, to an aggressive acquisition program, which has become a Company hallmark. The Company now operates 18 companies with over 40 manufacturing and service/distribution facilities throughout the United States and in Canada, Europe and Asia.

REGAL-BELOIT stock is traded on The American Stock Exchange® under the symbol RBC.

CAUTIONARY STATEMENT

The following is a cautionary statement made under the Private Securities Litigation Reform Act of 1995: With the exception of historical facts, the statements contained in this Annual Report may be forward looking statements. Actual results may differ materially from those contemplated. Forward looking statements involve risks and uncertainties, including but not limited to, the following risks: 1) cyclical downturns affecting the markets for capital goods, 2) substantial increases in interest rates that impact the cost of the Company's outstanding debt, 3) our success in increasing sales and maintaining or improving the operating margins of our businesses, 4) the availability of or material increases in the costs of select raw materials or parts, 5) actions taken by our competitors, and 6) our ability to satisfy various covenant requirements under our credit facility. Investors are directed to the Company's documents, such as our Annual Report on Form 10-K and Form 10-Q's filed with the Securities and Exchange Commission.

TABLE OF CONTENTS

REGAL-BELOIT

"At The Heart Of What Drives Your World"

FINANCIAL HIGHLIGHTS

In Thousands, Except Per Share Data	2002	2001
For the Year		
Net Sales	$ 605,292	$ 663,571
Net Income	24,518	19,590
Net Income as a Percentage of Net Sales	4.1%	3.0%
Return on Average Shareholders' Investment	7.4%	7.1%
Per Share		
Earnings Per Share	$ 1.01	$ .94
Earnings Per Share - Assuming Dilution	1.01	.93
Dividends Declared	.48	.48
Shareholders' Investment (at December 31)	15.24	13.42
At December 31		
Working Capital	$ 157,405	$ 161,044
Net Property, Plant and Equipment	173,740	184,873
Total Assets	733,988	746,599
Long-term Debt	222,812	345,667
Shareholders' Investment	381,423	280,150

NET SALES
(in millions)


$800
600
400
200
0
1998 1999 2000 2001 2002

NET INCOME
(in millions)


$40
30
20
10
0
1998 1999 2000 2001 2002

EARNINGS PER SHARE
(Assuming Dilution)


$2.00
1.50
1.00
0.50
0
1998 1999 2000 2001 2002

SHAREHOLDERS' INVESTMENT
(in millions)


$400
300
200
100
0
1998 1999 2000 2001 2002

As we approached 2002, there was considerable uncertainty as to how the economy would develop. Given the consensus of projections, we felt we would see a pickup in the last half of the year and a return of some strength to the industrial sector and the economy. As we all know, that improvement did not occur and, in fact, the economy worsened. While I feel we have an outstanding management team that was on full alert at all times, we could not avoid the effects of weakened demand and our revenue dropped 9%. Virtually every sector of our business was affected as the prolonged decline continued. For over three years, we have experienced this decline in our markets and a major shift in the industrial marketplace. Last year in my 'Letter to the Shareholders' I commented, *"We have a clear view of what we need to be and how we will get there in this new industrial marketplace."* I am even more convinced of that now and believe our accomplishments in 2002 position REGAL-BELOIT to produce strong results as we move forward in this new environment.



James L. Packard, (left) Chairman and Chief Executive Officer & Henry W. Knueppel, President and Chief Operating Officer

In March of 2002, we successfully completed a public offering of our common stock and raised $90 million. This, coupled with our strong cash flow of $54.4 million, allowed us to reduce our long-term debt during 2002 by nearly $123 million to $222.8 million at December 31, 2002. At the same time, we increased our shareholders' investment $101.3 million to $381.4 million for a book value of $15.24 per share. While our cash flow from operations was good, it was below our target due to our decision to increase inventories in the fourth quarter to facilitate our manufacturing rationalization. Cash flow from operations has averaged a strong $62.8 million over the last three years and remains a key focus. We feel confident about the strength these actions have given our balance sheet. Our net income increased 25% from $19.6 million in 2001 to $24.5 million, or $1.01 per share, but benefited by $6.7 million, or $.28 per share, in 2002 from the required accounting change to no longer amortize goodwill. The $1.01 per share was after a $.03 per share or $725,000 fourth quarter charge for plant closings and consolidations in our Mechanical Group.

We continued our focus on growth through bolt-on acquisitions and joint ventures in 2002. In September of 2002, we acquired the Powertrax® product line of high performance differentials, which will be marketed along with our highly successful RICHMOND GEAR™ line of high performance automotive aftermarket products. In November, we announced the acquisition of 50% ownership in our current Chinese supplier of smaller industrial electric motors. This partnership is our second in China and joins our very successful 8-year-old, 55%-owned joint venture, which manufactures generators and larger frame electric motors. These two joint ventures are part of our ongoing strategy to position ourselves around the world to sell, source, and manufacture our products in the best strategic locations. We will continue this effort and expect to add operations in 2003. While these acquisitions were small, they are important and are typical of the strategy we have used in growing the Company. In 2002, 69% of our revenue and 75% of our operating profit came from the acquisitions completed since 1997, when we implemented our strategy to become a significant player in the industrial electric motor market.

Two years ago we reorganized our electric motor and power generation operations into the **Motor Technologies Group (MTG)**. This Group's major focus is to manage and take full advantage of the synergies of combined manufacturing operations for the **Marathon, Lincoln and LEESON** brands. In 2002 we made considerable progress as MTG finalized a number of major rationalization projects. 2003 represents the third year of the three-year plan to fully integrate the operations, which we envisioned when we acquired LEESON in September, 2000. The changes in 2002 helped offset the cost of inefficiencies associated with lower volume, plant rationalizations, and lower selling prices present in most of our markets. We expect the improvement in earnings from these changes to more fully develop in the second half of 2003. Although more significant gains cannot be effectively measured until we see increased volumes, we expect improvement in earnings at present sales levels.

Our **Mechanical Group** also made significant progress in 2002 with its strategy to right size its operations. In two separate actions, three factories were closed and production transferred to four other facilities. These actions, coupled with the refocused consolidation of several product lines, will produce much improved results and laid the foundation for greater improvements as we move forward. These moves offset the need for additional capital equipment and actually increased our capacity.



Marathon Electric introduced a new line of AC metric motors in 2002 called the Globetrotter® motors that meet or exceed all major international standards.

As I mentioned in a previous 'Letter to Shareholders,' we realize internal growth is something we must keep high on our list of priorities. I am pleased to report that we successfully introduced many new products in 2002. Here are but a few of what is a very long list.

In the **Electrical Group**, we introduced a complete new line of **Globetrotter®** metric motors, which meet or exceed all international standards. We also completed the re-design and now offer a complete line of totally enclosed fan cooled (TEFC) motors that meet the new NEMA Premium Compliance Motors Standards. We also introduced a new line of agricultural transfer switches, induction generators for flare gas applications and generators for micro turbine applications. We significantly expanded our line of stainless steel motors aimed at food processing applications and our industry leading line of inverter duty motors. We broke new ground as we introduced our **PhD™** motor monitor products, which allow customers to manage motor life cycles, and we were the first generator manufacturer to achieve UL 2200 status for our entire generator product line.

The **Mechanical Group**, likewise, introduced a number of new products and product lines, including high efficiency helical worm, helical bevel and parallel shaft gear drive product lines and a new line of low cost general purpose worm gear drives. This Group is currently introducing a new patent-pending line of stainless steel drives that will be packaged with the LEESON Washguard™ Motors, and they have introduced a new packaged gear plus motor solution for the boat lift market.

New products are not the only way we develop internal growth. We realize we must continue to focus on market share gains; and to this end, we have strengthened our marketing resources and tools, and our sales management team and field representation, which will improve our performance.

In April, 2002, the Board of Directors elected **Henry W. Knueppel President and Chief Operating Officer**. This title gives Henry the recognition for the job he, for the most part, has been doing for the last few years. It also is a continuation of our long-range plan to better manage the growth we expect in the years ahead. The first phase of this plan took place with the announcements made last year to restructure the Company and two new Group Presidents were named. Henry and I have worked together for 29 years, 23 of those years at REGAL-BELOIT. I can't imagine an individual being more qualified or better prepared to assume this position, and I can't be more pleased to see this change. My full time role as Chairman and CEO of the Company is undiminished, and I will remain deeply involved with Henry, our entire executive management team, and the Board of Directors in all aspects of our Company.



REGAL-BELOIT's packaged solutions include a new line of Hub City (HUB³) stainless steel gear drives power matched with LEESON® Washguard™ motors for food processing applications.

It has been my privilege in the past to recognize the great job our employees and associates have done to help us achieve our objectives each year. Without their strong support and extra effort, we would be faced with far more difficult decisions and with far less hope for the future. This year I want to not only again say *thank you*, but also tell you that we realize these are very difficult times for us all. It's not easy closing operations, cutting costs, and working extra hard just to stay even, but I can assure you that your efforts and the results we have achieved set us apart from our competition and allow us to move ahead when others are less fortunate. To our shareholders, we *thank you* for your loyalty, confidence, and support. Our commitment to you is to make your investment worth your while.

As we look ahead, we are optimistic about our future and our ability to meet the challenges we face. We again feel we will see an improvement in the second half of the year, given we can get the issue of world troubles behind us. Once that pickup comes, I feel confident that all our work will produce outstanding results. Even if the economic upturn continues to develop slowly, I am confident 2003 will still show solid improvement.

Sincerely,

James L. Packard
Chairman, Chief Executive Officer

Five Year Historical Data

	(In Thousands, Except Per Share Data)				
	Year Ended December 31				
	2002	2001	2000	1999	1998
Net Sales	**$ 605,292**	$ 663,571	$ 598,203	$ 550,661	$ 550,277
Income from Operations	**46,780**	56,060	71,608	72,440	81,113
Net Income	**24,518***	19,590	33,771	38,067	42,961
Total Assets	**733,988**	746,599	792,407	508,165	485,070
Long-term Debt	**222,812**	345,667	393,510	148,166	166,218
Shareholders' Investment	**381,423**	280,150	273,889	252,626	224,497
Per Share of Common Stock:					
Earnings Per Share	**1.01**	.94	1.61	1.82	2.06
Earnings Per Share – Assuming Dilution	**1.01**	.93	1.61	1.80	2.02
Cash Dividends Declared	**.48**	.48	.48	.48	.48
Shareholders' Investment	**15.24**	13.42	13.10	12.04	10.74
Average Number of Shares Outstanding	**24,187**	20,869	20,984	20,959	20,893
Average Number of Shares – Assuming Dilution	**24,310**	21,124	20,996	21,170	21,278

* Reflects stopping amortization of goodwill as of January 1, 2002 (See Note 3 of Notes to Consolidated Financial Statements.)

Common Stock

	2002			2001		
	Price Range		Dividends	Price Range		Dividends
	High	Low	Paid	High	Low	Paid
1st Quarter	**$ 26.85**	**$ 20.60**	**$ .12**	$ 22.30	$ 16.40	$ .12
2nd Quarter	**29.31**	**21.35**	**.12**	21.35	16.10	.12
3rd Quarter	**24.21**	**16.00**	**.12**	22.50	16.90	.12
4th Quarter	**21.12**	**15.75**	**.12**	22.90	17.05	.12

REGAL-BELOIT has paid 170 consecutive quarterly dividends through January 2003. The number of registered holders of common stock as of December 31, 2002 is 866.

Quarterly Financial Information

	(In Thousands, Except Per Share Data)							
	1st Qtr.		2nd Qtr.		3rd Qtr.		4th Qtr.	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001
Net Sales	**$ 150,380**	$ 177,122	**$ 154,907**	$ 171,946	**$ 153,997**	$ 166,719	**$ 146,008**	$ 147,784
Gross Profit	**36,326**	45,151	**37,984**	42,829	**36,577**	40,706	**32,256**	37,191
Income from Operations	**12,561**	17,160	**13,207**	14,734	**12,549**	13,344	**8,463**	10,822
Net Income	**5,788**	5,842	**7,037**	5,284	**7,111**	4,703	**4,582**	3,761
Earnings Per Share	**.27**	.28	**.28**	.25	**.28**	.23	**.18**	.18
Earnings Per Share – Assuming Dilution	**.27**	.28	**.28**	.25	**.28**	.22	**.18**	.18
Average Number of Shares Outstanding	**21,663**	20,863	**25,009**	20,866	**25,013**	20,871	**25,016**	20,875
Average Number of Shares – Assuming Dilution	**21,759**	21,110	**25,245**	21,128	**25,121**	21,129	**25,116**	21,130

Unless the context requires otherwise, references below to "we," "us" or "our" refer collectively to REGAL-BELOIT CORPORATION and its subsidiaries.

Overview

Our business is cyclical and dependent on industrial and consumer spending and is therefore impacted by the strength of the economy generally, interest rates and other factors. The economic slowdown, which began in mid-2000, became an economic recession in 2001, and was characterized by weak industrial manufacturing markets throughout 2002, was the most significant factor in our reduced performance in 2002. Our net sales in 2002 decreased 8.8% to $605.3 million. Net income in 2002 was $24.5 million, 25.0% higher than the previous year, but 6.7% lower when net income in 2001 is adjusted for the cessation of goodwill amortization effective January 1, 2002.

We strengthened our balance sheet in 2002 by reducing our outstanding debt by $122.9 million. In March 2002 we completed a $90 million public offering of common stock and used the proceeds to reduce our debt. Additionally, we repaid nearly $33 million of debt using the cash flow generated by our operations in 2002.

Results of Operations

2002 versus 2001

Our net sales in 2002 decreased 8.8% to $605.3 million from 2001 net sales of $663.6 million. The decrease in net sales was attributable to both of our two segments. Electrical Group net sales decreased 8.4% from $457.0 million in 2001 to $418.6 million in 2002, while Mechanical Group net sales of $186.7 million in 2002 were 9.6% lower than 2001 net sales of $206.6 million. The reduced sales were primarily due to continued weakness in industrial manufacturing markets.

Our gross profit decreased 13.7% to $143.1 million in 2002 from $165.9 million in 2001. Gross profit as a percentage of net sales ("gross profit margin") was 23.6% in 2002, down from 25.0% in 2001. The reduction in gross profit margin was due primarily to lower overhead absorption resulting from reduced production volumes and to lower average prices to customers. Also contributing to the reduced margin was a $1.2 million pre-tax charge in the fourth quarter of 2002 for plant closings and consolidations in our Mechanical Group.

Operating expenses decreased 12.2% to $96.4 million in 2002 from $109.8 million in 2001. No longer amortizing goodwill in 2002 accounted for $8.4 million of this decrease, while the remaining $5.0 million reduction was due to reduced spending and headcount in selling and administrative expenses. As a percentage of sales, operating expenses declined to 15.9% in 2002 from 16.5% in 2001.

Our income from operations of $46.8 million in 2002 was 16.6% below $56.1 million in 2001. This decline occurred in both of our segments, Electrical Group income from operations being down 12.7% to $35.1 million in 2002 (down 27.8% adjusting 2001 for not amortizing goodwill), and the Mechanical Group being down 26.4% to $11.7 million in 2002. (See also Note 11 of Notes to Consolidated Financial Statements.) Income from operations as a percentage of net sales ("operating income margin") for the Company decreased to 7.7% in 2002 from 8.4% in 2001. This decrease in operating income margin was due primarily to the reduction in gross profit margin, partly offset by the lower operating expenses as a percentage of sales.

Interest expense decreased 57.7% to $9.4 million in 2002 from $22.2 million in 2001, due to a combination of lower debt outstanding, lower interest rates in the United States and a reduced mark-up over LIBOR (London Interbank Offered Rate) we paid to our lenders. (See also Note 5 of Notes to Consolidated Financial Statements.) The lower debt resulted from repaying $90 million of our loans in March 2002 following our public stock offering and further loan repayments from operating cash flow during the year. The average rate of interest we paid on outstanding debt in 2002 was 3.5%, following a 5.9% average in 2001. Our effective tax rate on income before taxes decreased to 34.7% in 2002 from 42.5% in 2001. The primary factors in the decrease were the impact of non-deductible goodwill amortization in 2001 and one-time tax refunds we received in 2002.

Our net income increased 25.0% to $24.5 million in 2002 from $19.6 million in 2001. As a percentage of net sales, net income increased to 4.1% in 2002 from 3.0% in 2001. Basic and diluted earnings per share ("EPS") were each $1.01 in 2002, as compared to $.94 basic EPS and $.93 diluted EPS in 2001, increases of 7.4% and 8.6%, respectively. Average number of shares outstanding assuming dilution increased 15.1% in 2002 to 24.3 million from 21.1 million in 2001 as a result of our March 2002 public stock offering. The 2002 net income and EPS numbers are after a fourth quarter after-tax charge of $725,000, or $.03 per share, for plant closings and consolidations in our Mechanical Group. (See also Note 3 of Notes to Consolidated Financial Statements.)

2001 versus 2000

Net sales in 2001 were $663.6 million, a 10.9% increase from 2000 net sales of $598.2 million. Excluding those net sales from the 2000 acquisitions of LEESON Electric and Thomson Technology necessary for comparability purposes, our 2001 net sales were

11.4% below 2000 net sales. This decrease was primarily due to reduced sales volumes as a result of the economic recession that impacted both of our operating groups. Electrical Group net sales increased 29.1% to $457.0 million in 2001 from $354.0 million in 2000. Excluding the two acquisitions we made in 2000, Electrical Group net sales in 2001 were 8.6% below comparable 2000. Mechanical Group net sales decreased 15.4% to $206.6 million in 2001 from $244.2 million in 2000.

Our gross profit increased 5.4% to $165.9 million in 2001 from $157.4 million in 2000. Gross profit as a percentage of net sales ("gross profit margin") declined to 25.0% in 2001 from 26.3% in 2000 due primarily to lower production volumes resulting from decreasing sales and planned inventory reductions and to increased price competition. Income from operations declined 21.7% to $56.1 million in 2001, or 8.4% of net sales, from $71.6 million, or 12.0% of net sales, in 2000. The decrease in income from operations as a percentage of net sales ("operating income margin") was due to a combination of the decrease in gross profit margin and an increase in operating expenses as a percentage of net sales to 16.5% in 2001 from 14.3% in 2000. The increase in operating expenses as a percentage of net sales was due primarily to the fact that LEESON Electric selling expenses, as a percentage of net sales, were greater than those we have historically incurred. In addition, a large part of our operating expenses are relatively fixed and our goodwill amortization increased by $3.4 million in 2001. Electrical Group operating income margin decreased to 8.8% in 2001 from 11.5% in 2000 and Mechanical Group operating income margin declined to 7.7% in 2001 from 12.6% in 2000. The decrease in Electrical Group operating income margin was due primarily to the increase in operating expenses as a percentage of net sales described above. The decrease in Mechanical Group operating income margin resulted from a combination of higher operating expenses as a percentage of net sales and to a lower 2001 gross profit margin. (See also Note 11 of Notes to Consolidated Financial Statements.)

Interest expense increased to $22.2 million in 2001 from $15.3 million in 2000, primarily as a result of debt incurred to finance our acquisition of LEESON Electric at the end of September 2000. Interest expense decreased steadily by quarter in 2001, due to declining interest rates and as a result of our reducing total debt by nearly $48 million during 2001. The average rate of interest we paid on outstanding debt in 2001 was 5.9% as compared to 7.4% in 2000. Because our income before income taxes decreased in 2001 from 2000, the impact of non-deductible goodwill amortization resulted in an increase in our effective tax rate in 2001 to 42.5% of income before income taxes from 40.3% in 2000.

Net income decreased 42.0% to $19.6 million in 2001 from $33.8 million in 2000. As a percentage of net sales, net income decreased to 3.0% in 2001 from 5.6% in 2000. Basic earnings per share were $.94 and diluted earnings per share were $.93 in 2001, as compared to $1.61 (both basic and diluted) in 2000, representing a 41.6% and 42.2% decrease, respectively.

Liquidity and Capital Resources

Our working capital was $157.4 million at December 31, 2002, a decrease of 2.2% from $161.0 million a year earlier. The decrease was due primarily to a $3.6 million increase in accounts payable. Our current ratio at year-end 2002 decreased slightly to 3.2:1 from 3.3:1 at December 31, 2001.

Cash flow from operations was $54.4 million in 2002, a 33.5% decrease from $81.8 million in 2001. The lower operating cash flow was due primarily to reductions in accounts receivable and inventories in 2001 generating $33.7 million of operating cash flow while in 2002 providing only $1.0 million. Cash flow used in investing activities was $11.9 million in 2002 following $18.2 million in 2001. A reduction in capital expenditures to $10.8 million in 2002 from $15.4 million in 2001 accounted for the majority of the decrease. We currently expect capital expenditures for 2003 to be approximately $23 million. Our commitments for property, plant and equipment as of December 31, 2002 were $2.5 million. We believe that our present facilities, augmented by planned capital expenditures, are sufficient to provide adequate capacity for our operations in 2003.

Cash flow used in financing activities in 2002 was $43.6 million in 2002 after $59.5 million in 2001. The major components were a net reduction in long-term debt during 2002 of $122.8 million, dividends paid of $11.0 million and the $90.0 million proceeds from our March 13, 2002 public stock offering. The common stock offering added 4.1 million shares to bring our total shares outstanding to approximately 25.0 million shares.

Our primary financing source is our $300 million long-term unsecured revolving credit facility (the"Facility") that expires on December 31, 2005, which we reduced in October 2002 from $350 million. The Facility requires us to maintain specified financial ratios and to satisfy certain financial condition tests, with which we were in compliance as of December 31, 2002. As of September 30, 2002, because we met a specific covenant test, certain requirements and restrictions in effect since June 29, 2001 with a previous amendment to the Facility were eliminated. These eliminated provisions included restrictions on acquisitions, dividends and stock repurchases and the pledge of subsidiary stock as security for loans under the Facility.

At December 31, 2002, we had $222.8 million of long-term debt outstanding, a decrease of 35.5% from $345.7 million at December 31, 2001. Repayment of debt using the $90 million proceeds of our March 2002 stock offering was the major factor in our debt reduction. At year-end 2002, we had $4.9 million of available borrowing capacity. Although the Facility provides up to $300 million of credit, availability under the Facility may be limited by the funded debt to EBITDA (earnings before interest, taxes, depreciation and amortization) ratio covenant. Subsequent to year-end 2002, in March 2003, the Facility was amended to revise the funded debt to EBITDA ratio covenant and to reduce the Facility to $275 million. The amendment provides a higher ratio covenant for the end of the first, second and third quarters only of 2003 than the Facility had previously provided. This amendment will provide us with additional borrowing availability during 2003. We believe we will satisfy the financial ratios and tests specified in the amended Facility for the foreseeable future. We also believe that the combination of borrowing availability under the Facility and our operating cash flow will provide sufficient cash flow to finance our existing operations for the foreseeable future. (See also Note 5 of Notes to Consolidated Financial Statements.)

As a result of our capital structure, we are exposed to interest rate risk. Virtually all of our debt is under a credit facility with a variable interest rate based on a margin above LIBOR. As a result, interest rate changes impact our future earnings and cash flows assuming other factors are constant. A hypothetical 10% change in our weighted average borrowing rate on the outstanding debt at December 31, 2002, would result in a change in after-tax annual earnings of approximately $330,000. We have no material foreign currency rate risk or material derivative instruments.

Critical Accounting Policies

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of our financial statements and the amounts of our revenues and expenses during the periods reported. Actual results may differ from these estimates under different assumptions or conditions. We believe the following are our critical accounting policies which could have the most significant effect on our reported results and require management's most difficult, subjective or complex judgments.

Revenue Recognition

Sales and related cost of sales for all products are recognized upon shipment of the products, as shipments are generally FOB shipping point.

Allowance for Doubtful Accounts

We record allowances for doubtful accounts after customer-specific analysis and general analysis of past due balances, economic conditions and historical experience. Allowance levels change as customer-specific circumstances and the general analysis areas above change.

Excess and Obsolete Inventory Reserves

Our systems track the frequency of usage of inventory by part number and reports are generated monthly. Based on these analyses of historical usage and management's evaluation of estimated future demand, market conditions and alternative uses for possible excess or obsolete parts, reserves are recorded and changed. Excess and obsolete inventory is periodically disposed through sale to third parties, scrapping or other means, and the reserves appropriately reduced.

Impairment of Long-Lived Assets

We review long-lived assets, which include property, plant and equipment, and other intangible assets with definitive lives such as patents and trademarks, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset in our accounting records may not be fully recoverable. Additionally, we evaluate the recoverability of goodwill and other intangible assets with indefinite lives at least annually, independent of specific events. We assess these assets for impairment based on estimated future cash flows from these assets, which estimates require us to make assumptions about future demand for the Company's products and services, future market conditions, future growth rates and the discount rate, among others. Changes to these assumptions could result in an impairment charge in future periods.

Product Warranty Reserves

We maintain reserves for product warranty to cover the stated warranty periods for our products. We establish or change such reserves based on our evaluation of historical warranty experience and specific significant warranty matters when they become known and can reasonably be estimated.

Retirement Plans

Slightly over half of our employees are covered by defined benefit pension plans with the remaining employees covered by defined contribution plans. Our obligations under the defined benefit plans are determined with the assistance of actuarial firms. The actuaries make certain assumptions regarding such factors as withdrawal rates and mortality rates. The actuaries also provide us with information and recommendations from which management makes further assumptions on such factors as the long-term expected rate of return on plan assets, the discount rate on benefit obligations and where applicable, the rate of annual compensation increases. Based upon the assumptions made, the investments made by the plans, overall conditions and movement in financial markets, particularly the stock market, and how actual withdrawal rates, life-spans of benefit recipients and other factors differ from assumptions, annual expenses and recorded assets or liabilities of these defined benefit plans may change significantly from year to year.

The valuation date for our defined benefit plans is September 30. Based on our annual review of actuarial assumptions as well as historical rates of return on plan assets and existing long-term bond rates, we reduced the long-term rate of return on plan assets from 9.0 percent to 8.75 percent and the discount rate from 7.5 percent to 7.0 percent for our defined benefit plans. Primarily as a result of these rate changes and the reductions in the asset values of all our defined benefit plans due to lower stock market prices, we expect pension expense to increase $1.3 million in 2003 versus 2002. (See also Note 7 of Notes to Consolidated Financial Statements.)

Self-Insurance Liabilities

Our insurance programs include health care, workers' compensation and product liability. We self-insure from the first dollar of loss up to various specified retention levels per occurrence. Eligible losses in excess of self-insurance retention levels and up to stated liability limits are covered by policies we purchase from insurance companies, as are eligible losses when and if we purchase aggregate stop-loss policies. We estimate the annual costs and liabilities of our self-insurance programs using our Company's claims experience and risk exposure levels for the periods being valued. Differences in actual costs of claims from estimated costs will likely result in adjustments to expenses and liabilities.

Litigation and Claims

We record expenses and liabilities when we believe that an obligation of the Company on a specific matter is probable and we have a basis to reasonably estimate the value of the obligation. This methodology is used for environmental matters and legal claims that are filed against the Company from time to time. The uncertainty that is associated with such matters frequently requires adjustments to the liabilities previously recorded.

New Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 146 (SFAS 146), Accounting for Costs Associated with Exit or Disposal Activities. This statement addresses financial accounting and reporting for costs and recognition of liabilities associated with exit or disposal activities. This statement is effective for exit or disposal activities initiated after December 31, 2002. For an exit activity initiated under an exit plan prior to the initial application of SFAS 146, prior generally accepted accounting principles continue to apply.

In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This interpretation clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in this Interpretation are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of this interpretation will not have a material impact on the consolidated financial statements.

In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 (SFAS 148), Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of FASB Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

CONSOLIDATED BALANCE SHEETS

In Thousands of Dollars, Except Share Information

Assets

	December 31,	
	2002	2001
Current Assets:		
Cash and cash equivalents	$ 5,591	$ 6,629
Receivables, less allowance for doubtful accounts of $1,465 in 2002 and $2,233 in 2001	79,099	80,595
Income tax receivable	184	182
Future income tax benefits	6,208	8,420
Inventories	134,037	132,272
Prepaid expenses	4,413	3,401
Total Current Assets	229,532	231,499
Property, Plant and Equipment:		
Land and improvements	12,214	11,867
Buildings and improvements	85,901	85,170
Machinery and equipment	248,678	240,444
Property, Plant and Equipment, at cost	346,793	337,481
Less: Accumulated Depreciation	(173,053)	(152,608)
Net Property, Plant and Equipment	173,740	184,873
Goodwill	313,265	312,735
Other Noncurrent Assets	17,451	17,492
Total Assets	$ 733,988	$ 746,599

Liabilities and Shareholders' Investment

	2002	2001
Current Liabilities:		
Accounts payable	$ 32,038	$ 28,429
Dividends payable	3,002	2,505
Accrued compensation and employee benefits	18,004	20,250
Other accrued expenses	17,604	17,303
Federal and state income taxes	1,324	1,848
Current maturities of long-term debt	155	120
Total Current Liabilities	72,127	70,455
Long-term Debt	222,812	345,667
Deferred Income Taxes	44,913	43,022
Other Noncurrent Liabilities	10,661	5,304
Minority Interest in Consolidated Subsidiary	2,052	2,001
Shareholders' Investment:		
Common stock, $.01 par value, 50,000,000 shares authorized, 25,020,070 issued and outstanding in 2002 and 20,877,249 issued and outstanding in 2001	250	210
Additional paid-in capital	132,167	41,967
Less: Treasury Stock, at cost, 159,900 shares in 2002 and 2001	(2,727)	(2,727)
Retained earnings	257,570	244,564
Accumulated other comprehensive loss	(5,837)	(3,864)
Total Shareholders' Investment	381,423	280,150
Total Liabilities and Shareholders' Investment	$ 733,988	$ 746,599

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

In Thousands of Dollars, Except Shares Outstanding and Per Share Data

	For The Year Ended December 31,		
	2002	2001	2000
Net Sales	**$ 605,292**	$ 663,571	$ 598,203
Cost of Sales	**462,149**	497,694	440,774
Gross Profit	**143,143**	165,877	157,429
Operating Expenses	**96,363**	109,817	85,821
Income From Operations	**46,780**	56,060	71,608
Interest Expense	**9,399**	22,239	15,332
Interest Income	**149**	221	274
Income Before Income Taxes	**37,530**	34,042	56,550
Provision For Income Taxes	**13,012**	14,452	22,779
Net Income	**$ 24,518**	$ 19,590	$ 33,771
Earnings Per Share	**$ 1.01**	$ .94	$ 1.61
Earnings Per Share - Assuming Dilution	**$ 1.01**	$ .93	$ 1.61
Average Number of Shares Outstanding	**24,186,839**	20,868,896	20,984,423
Average Number of Shares - Assuming Dilution	**24,310,165**	21,124,204	20,996,189

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' INVESTMENT

In Thousands of Dollars, Except Per Share Data

	Comprehensive Income	Common Stock $.01 Par Value	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 1999		$ 210	$ 41,585	—	$ 211,287	$ (456)	$ 252,626
Net Income	$ 33,771	—	—	—	33,771	—	33,771
Dividends Declared ($.48 per share)		—	—	—	(10,066)	—	(10,066)
Translation Adjustments	(951)	—	—	—	—	(951)	(951)
Comprehensive Income	$ 32,820						
Common Stock Repurchased		—	—	(1,685)	—	—	(1,685)
Stock Options Exercised		—	194	—	—	—	194
Balance, December 31, 2000		210	41,779	(1,685)	234,992	(1,407)	273,889
Net Income	$ 19,590	—	—	—	19,590	—	19,590
Dividends Declared ($.48 per share)		—	—	—	(10,018)	—	(10,018)
Translation Adjustments	(928)	—	—	—	—	(928)	(928)
Additional Pension Liability	(1,529)	—	—	—	—	(1,529)	(1,529)
Comprehensive Income	$ 17,133						
Common Stock Repurchased		—	—	(1,042)	—	—	(1,042)
Stock Options Exercised		—	188	—	—	—	188
Balance, December 31, 2001		210	41,967	(2,727)	244,564	(3,864)	280,150
Net Income	$ 24,518	—	—	—	24,518	—	24,518
Dividends Declared ($.48 per share)		—	—	—	(11,512)	—	(11,512)
Translation Adjustments	1,607	—	—	—	—	1,607	1,607
Additional Pension Liability, Net of Tax	(3,580)	—	—	—	—	(3,580)	(3,580)
Comprehensive Income	$ 22,545						
Stock Options Exercised		—	278	—	—	—	278
Stock Offering		40	89,922	—	—	—	89,962
Balance, December 31, 2002		**$ 250**	**$132,167**	**$(2,727)**	**$257,570**	**$ (5,837)**	**$381,423**

See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In Thousands of Dollars

	For The Year Ended December 31,		
	2002	2001	2000
Cash Flows From Operating Activities:			
Net income	$ 24,518	$ 19,590	$ 33,771
Adjustments to reconcile net income to net cash provided from operating activities:			
Depreciation	22,134	22,294	20,023
Amortization	1,040	9,504	5,526
Provision for deferred income taxes	4,103	3,014	7,678
Change in assets and liabilities, net of acquisitions:			
Receivables	1,289	16,673	8,321
Inventories	(311)	17,014	(5,686)
Income tax receivable	(3)	3,887	(4,069)
Current liabilities and other, net	1,639	(10,207)	(13,475)
Net cash provided from operating activities	54,409	81,769	52,089
Cash Flows From Investing Activities:			
Additions to property, plant and equipment	(10,754)	(15,426)	(16,994)
Business acquisitions	(1,939)	(3,629)	(269,232)
Sale of property, plant and equipment	205	650	2,725
Other, net	539	159	(1,519)
Net cash used in investing activities	(11,949)	(18,246)	(285,020)
Cash Flows From Financing Activities:			
Proceeds from stock offering	89,962	—	—
Additions to long-term debt	1,290	2,000	270,000
Repayment of long-term debt	(124,110)	(50,598)	(24,598)
Repurchase of common stock	0	(1,042)	(1,685)
Stock issued under option plans	278	188	194
Dividends paid to shareholders	(11,015)	(10,022)	(10,075)
Net cash (used in) provided from financing activities	(43,595)	(59,474)	233,836
Effect of Exchange Rate on Cash:	97	(32)	(22)
Net (decrease) increase in cash and cash equivalents	(1,038)	4,017	883
Cash and cash equivalents at beginning of year	6,629	2,612	1,729
Cash and cash equivalents at end of year	$ 5,591	$ 6,629	$ 2,612
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the year for:			
Interest	$ 9,656	$ 22,607	$ 14,924
Income Taxes	$ 7,075	$ 7,265	$ 18,348

See accompanying Notes to Consolidated Financial Statements.

For The Three Years Ended December 31, 2002

(1) Nature of Operations

REGAL-BELOIT CORPORATION (the Company) is a United States-based multinational corporation. The Company is organized into two operating groups, the Mechanical Group with its principal line of business in mechanical products which control motion and torque and the Electrical Group with its principal line of business in electric motors and power generation products. The principal markets for the Company's products and technologies are within the United States.

(2) Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries where the Company owns at least 50%. The minority interest in the earnings of majority-owned consolidated subsidiaries is not material.

Revenue Recognition

Sales and related cost of sales for all products are recognized upon shipment of the products, as shipments are generally FOB shipping point.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. ("GAAP") requires management to make estimates and assumptions, in certain circumstances, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Foreign Currency Translation

Net assets of non-U.S. subsidiaries, whose functional currencies are other than the U.S. Dollar, are translated at the rates of exchange in effect as of year-end. Income and expense items are translated at the average exchange rates in effect during the year. The translation adjustments relating to net assets are recorded directly into a separate component of shareholders' investment. Transaction adjustments are reported in net income.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of highly liquid investments with insignificant interest rate risk and original maturities of three months or less at date of acquisition. The carrying value of cash equivalents closely approximates their fair market value.

Life Insurance Policies

The Company maintains life insurance policies on certain officers and management which name the Company as beneficiary. The total face value of these policies was $8,504,000 at December 31, 2002 and $7,963,000 at December 31, 2001. The cash surrender value, net of policy loans, is $1,966,000 and $251,000 at December 31, 2002 and 2001, respectively, and is included as a component of Other Noncurrent Assets.

Goodwill and Other Intangibles

Prior to January 1, 2002, the cost of goodwill and other intangibles was amortized on a straight-line basis over the estimated periods benefited ranging from 5 to 40 years.

Effective January 1, 2002, upon the adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangibles (SFAS 142), goodwill and other intangibles with indefinite useful lives are no longer amortized but instead are reviewed annually for impairment and any excess in carrying value over the estimated fair value is charged to the results of operations. Identifiable intangibles with a finite useful life are amortized over their useful lives. (See Note 3 of Notes to Consolidated Financial Statements.)

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. The Company assesses these assets for impairment based on estimated future cash flows from these assets.

Inventories

The approximate percentage distribution between major classes of inventory is as follows:

	December 31,	
	2002	2001
Raw Material	**11%**	11%
Work In Process	**19%**	19%
Finished Goods and Purchased Parts	**70%**	70%

(2) Accounting Policies (cont'd)

Inventories are stated at cost, which is not in excess of market. Cost for approximately 86% of the Company's inventory at December 31, 2002 and 87% in 2001, was determined using the last-in, first-out (LIFO) method. If all inventories were valued on the first-in, first-out (FIFO) method, they would have increased by $3,818,000 and $4,417,000 as of December 31, 2002 and 2001, respectively. Material, labor and factory overhead costs are included in the inventories.

Property, Plant and Equipment

Property, plant and equipment is stated at cost. Maintenance and repairs are charged to expense as incurred and major renewals and improvements are capitalized.

The cost of property, plant and equipment retired or otherwise disposed of is removed from the accounts, the accumulated depreciation is removed from related reserves, and the net gain or loss is reflected in income.

The provisions for depreciation are based on the estimated useful lives of plant and equipment from the dates of acquisition and are calculated primarily using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes. The estimated useful lives are:

Description	Life
Buildings and Improvements	10 to 45 years
Machinery and Equipment	3 to 15 years

Shipping and Handling Revenues and Costs

Shipping and handling costs are recorded as costs of sales and the related billings are recorded as sales.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. Stock options are granted at prices equal to the fair market value of the Company's common stock on the grant dates; therefore, no compensation expense is recognized in connection with stock options granted to employees.

Earnings per Share

The difference between basic and diluted earnings per share is attributable to the incremental shares to be issued, under the Company's stock option plans, which totaled 123,326, 255,308, and 11,766, at December 31, 2002, 2001 and 2000, respectively.

(3) Goodwill and Other Intangibles

On January 1, 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets. The following table reconciles the reported net income and earnings per share to that which would have resulted for 2001 and 2000 if SFAS 142 had been adopted effective January 1, 2000 (in thousands of dollars, except per share data):

	Year Ended December 31,		
	2002	2001	2000
Net Income (as reported)	**$ 24,518**	$ 19,590	$ 33,771
Adjustments:			
Goodwill amortization, net of taxes	**—**	6,700	4,680
Pro-forma Net Income	**$ 24,518**	$ 26,290	$ 38,451
Pro-forma earnings per share:			
Basic	**$ 1.01**	$ 1.26	$ 1.83
Diluted	**$ 1.01**	$ 1.25	$ 1.83

During the first quarter of 2002, the Company completed the first step of the transitional goodwill impairment test based on amounts as of January 1, 2002. Based on this review, the Company concluded that there were no impairment losses for goodwill due to the initial application of SFAS 142. As permitted by SFAS 142, the Company has elected to perform its annual test for impairment during the fourth quarter. Accordingly, the Corporation updated the analysis to November 30, 2002 and concluded that there continues to be no impairment with respect to goodwill.

Goodwill at December 31, 2001 of $312,735,000 related solely to the Electrical Group and did not change during 2002. In 2002, $530,000 of goodwill was added in the Mechanical Group due to the Powertrax® acquisition described in Note 10. At December 31, 2002 and 2001, none of the Company's other intangible assets were determined to have indefinite lives and acquired intangibles with definite lives were not material.

(4) Leases and Rental Commitments

Rental expenses charged to operations amounted to $6,928,000 in 2002, $7,314,000 in 2001, and $4,934,000 in 2000. The Company has future minimum rental commitments under operating leases as shown in the following table:

Year	(In Thousands of Dollars)
2003	$ 4,358
2004	$ 3,348
2005	$ 2,465
2006	$ 1,987
2007	$ 1,898
Thereafter	$ 538

(5) Long-Term Debt and Bank Credit Facilities

Long-term debt consists of the following:

	(In Thousands of Dollars) December 31,	
	2002	2001
Revolving Credit Facility	**$ 218,000**	$ 342,000
Other	**4,967**	3,787
	222,967	345,787
Less: Current maturities	**155**	120
Noncurrent portion	**$ 222,812**	$ 345,667

The Company maintained at December 31, 2002, a $300,000,000 revolving credit facility which expires December 31, 2005 (the "Facility"). The Facility permits the Company to borrow at interest rates based upon a margin above LIBOR, which margin varies with the ratio of debt to earnings before interest, taxes, depreciation and amortization ("EBITDA"). These interest rates also vary with LIBOR. The Facility includes various financial covenants regarding minimum net worth, permitted debt levels and minimum interest coverage. The Company was in compliance with all financial covenants as of December 31, 2002.

The average balance outstanding under the Facility in 2002 was $253,625,000. The average interest rate paid under the Facility in 2002 was 3.5% and was 2.4% at December 31, 2002. The Company had $4,900,000 of available borrowing capacity under the Facility at December 31, 2002.

Subsequent to year-end 2002, the Company and its lenders amended the Facility to revise a financial covenant, thereby providing additional borrowing capacity during 2003, and to reduce the Facility to $275,000,000.

The Company also has other loans with a total balance outstanding of $4,967,000 at December 31, 2002. The largest is a $2,000,000 industrial development bond issue completed on September 6, 2001.

Based on the borrowing rates currently available to the Company for bank loans with similar terms and average maturities, the fair market value of long-term debt is not materially different from the carrying value.

Maturities of long-term debt are as follows:

Year	(In Thousands of Dollars)
2003	$ 155
2004	281
2005	218,273
2006	731
2007	373
Thereafter	3,154
Total	$ 222,967

(6) Contingencies and Commitments

The Company is, from time to time, party to lawsuits arising from its normal business operations. It is believed that the outcome of these lawsuits will have no material effect on the Company's financial position or its results of operations.

The Company recognizes the cost associated with its standard warranty on its products at the time of sale. The amount recognized is based on historical experience. The following is a reconciliation of the changes in accrued warranty costs for 2002:

	(In Thousands of Dollars)
Beginning balance January 1, 2002	$(3,652)
Deduct: Payments	6,605
Add: Provision	(6,384)
Ending Balance December 31, 2002	$(3,431)

Approximately 48% of the provision noted above relates to warranties issued during 2002.

(7) Retirement Plans

The Company has a number of retirement plans that cover most of its employees. The plans include defined contribution plans and defined benefit plans. The defined contribution plans provide for Company contributions based, depending on the plan, upon one or more of participant contributions, service and profits. Company contributions to defined contribution plans totaled $2,299,000, $3,329,000, and $4,628,000 in 2002, 2001 and 2000, respectively. Benefits provided under defined benefit plans are based, depending on the plan, on employees' average earnings and years of credited service, or a benefit multiplier times years of service. Funding of these qualified defined benefit plans is in accordance with federal laws and regulations.

Net periodic pension benefit costs for the defined benefit plans were as follows:

	(In Thousands of Dollars)		
	2002	2001	2000
Service cost	**$ 1,336**	$ 1,330	$ 1,253
Interest cost	**3,233**	3,078	2,993
Expected return on plan assets	**(5,438)**	(5,410)	(4,858)
Net amortization and deferral	**(157)**	(355)	(125)
Net periodic income	**$ (1,026)**	$(1,357)	$ (737)

The following table presents a reconciliation of the funded status of the defined benefit plans using an assumed discount rate of 7.0% in 2002 and 7.5% in 2001, annual compensation increases of 3.0% in 2002 and 3.75% in 2001, and an assumed long-term rate of return on plan assets of 8.75% in 2002 and 9.0% in 2001.

	(In Thousands of Dollars)	
	2002	2001
Change in projected benefit obligation:		
Obligation at beginning of period	**$ 43,108**	$ 41,042
Service cost	**1,336**	1,330
Interest cost	**3,233**	3,078
Change in assumptions	**2,600**	(882)
Plan amendments	**26**	403
Benefits paid	**(2,119)**	(1,863)
Obligation at end of period	**48,184**	43,108
Change in fair value of plan assets:		
Fair value of plan assets at beginning of period	**47,681**	60,844
Actual loss on plan assets	**(4,900)**	(11,582)
Employer contributions	**296**	282
Benefits paid	**(2,119)**	(1,863)
Fair value of plan assets at end of period	**40,958**	47,681
Funded status	**(7,226)**	4,573
Unrecognized net actuarial loss	**16,450**	3,251
Unrecognized prior service costs	**1,174**	1,252
Net amount recognized	**$ 10,398**	$ 9,076
Amounts recognized in balance sheets:		
Prepaid benefit cost	**$ 8,703**	$ 11,077
Accrued benefit liability	**(7,509)**	(3,906)
Intangible asset	**1,096**	376
Accumulated other comprehensive loss	**8,108**	1,529
Net amount recognized	**$ 10,398**	$ 9,076

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the defined benefit plans with accumulated benefit obligations in excess of plan assets were $22,070,000, $22,051,000 and $14,542,000, respectively, as of December 31, 2002, and $7,740,000, $7,699,000 and $4,094,000, respectively, as of December 31, 2001.

(8) Shareholders' Investment

The Company has one stock option plan available for new grants to officers, directors and key employees, the 1998 Stock Option Plan, as amended. Additionally, the Company's 1991 Flexible Stock Incentive Plan and the 1987 Stock Option Plan, which have expired as to new grants, have shares previously granted remaining outstanding. Options under all the plans were granted at prices that equalled the market value on the date of the grant and with a maximum term of 10 years from the date of grant. Options vest over various periods up to 10 years. A summary of the Company's three stock option plans follows:

	At December 31, 2002		
	1987 Plan	1991 Plan	1998 Plan
Total Plan shares	**450,000**	**1,000,000**	**1,000,000**
Options granted	**449,850**	**762,882**	**734,650**
Options outstanding	**18,650**	**378,754**	**728,350**
Options available for grant	—	—	**265,350**

A summary of the status of the Company's three stock option plans as of December 31, 2002, 2001 and 2000, and changes during the years then ended is presented below:

	2002		2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**1,460,124**	**$ 18.49**	1,477,718	$ 18.01	1,430,682	$ 18.47
Granted	**38,250**	**19.97**	41,850	18.71	134,750	18.14
Exercised	**(357,370)**	**7.77**	(26,194)	7.52	(26,018)	6.97
Forfeited	**(15,250)**	**21.43**	(33,250)	21.28	(61,696)	22.61
Outstanding at end of year	**1,125,754**	**$ 21.98**	1,460,124	$ 18.49	1,477,718	$ 18.01
Options exercisable at year-end	**710,904**		889,824		865,968	

The following table provides information on the three Plans at various exercise price ranges:

	Range of Exercise Prices			
	$10.25-$15.37	$15.38-$23.07	$23.08-$32.44	Total
Options outstanding at 12/31/02	**27,136**	**385,418**	**713,200**	**1,125,754**
Options exercisable at 12/31/02	**27,136**	**229,318**	**454,450**	**710,904**

The Company accounts for its stock option plans under APB Opinion No. 25. Accordingly, no compensation cost has been recognized in the statements of income. Had compensation cost for these plans been determined consistent with FASB Statement No. 123 "Accounting for Stock-Based Compensation", the Company's net income and earnings per share ("EPS") would have been reduced to the following pro-forma amounts:

(In Thousands, Except Per Share Data)	2002	2001	2000
Net Income:			
As Reported	**$ 24,518**	$ 19,590	$ 33,771
Pro Forma	**$ 23,992**	$ 18,886	$ 33,018
Earnings Per Share			
As Reported	**$ 1.01**	$ .94	$ 1.61
Pro Forma	**$ .99**	$ .91	$ 1.57
Earnings Per Share - Assuming Dilution			
As Reported	**$ 1.01**	$ .93	$ 1.61
Pro Forma	**$ .99**	$ .89	$ 1.57

(8) Shareholders' Investment (cont'd)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2002, 2001 and 2000, respectively: risk-free interest rates of 4.5%, 5.1% and 6.3%; expected dividend yield of 2.5% for all years; expected option lives of 7.0 for all years; expected volatility of 32% in 2002 and 33% in both 2001 and 2000.

On January 28, 2000, the Board of Directors approved a Shareholder Rights Plan (the "Plan"). Pursuant to this Plan, one common share purchase right is included with each outstanding share of common stock. In the event the rights become exercisable, each right will initially entitle its holder to buy one-half of one share of the Company's common stock at a price of $60 per share (equivalent to $30 per one-half share), subject to adjustment. The rights will become exercisable if a person or group acquires, or announces an offer for, 15% or more of the Company's common stock. In this event, each right will thereafter entitle the holder to purchase, at the right's then-current exercise price, common stock of the Company or, depending on the circumstances, common stock of the acquiring corporation having a market value of twice the full share exercise price. The rights may be redeemed by the Company at a price of one-tenth of one cent per right at any time prior to the time a person or group acquires 15% or more of the Company's common stock. The rights expire on January 28, 2010, unless otherwise extended.

The Board of Directors approved in 2000 a repurchase program of up to 2,000,000 common shares of Company stock. Management was authorized to effect purchases from time to time in the open market or through privately negotiated transactions. Through December 31, 2002, the Company repurchased 159,900 shares at an average purchase price of $17.06 per share. Management ceased repurchases in January 2001.

(9) Income Taxes

Earnings before income taxes consisted of the following:

	(In Thousands of Dollars)		
	2002	2001	2000
United States	**$ 34,907**	$ 30,213	$ 55,879
Foreign	**2,623**	3,829	671
Total	**$ 37,530**	$ 34,042	$ 56,550

The provision for income taxes is summarized as follows:

	(In Thousands of Dollars)		
Current	**2002**	2001	2000
Federal	**$ 7,164**	$ 9,155	$ 12,858
State	**1,004**	1,186	1,995
Foreign	**741**	1,097	248
	8,909	11,438	15,101
Deferred	**4,103**	3,014	7,678
	$ 13,012	$ 14,452	$ 22,779

A reconciliation of the statutory Federal income tax rate and the effective tax rate reflected in the statements of income follows:

	2002	2001	2000
Federal statutory tax rate	**35.0%**	35.0%	35.0%
State income taxes, net of federal benefit	**1.7**	2.3	2.5
Nondeductible goodwill amortization	**0.0**	4.0	2.4
Prior period tax refund	**(1.3)**	—	—
Other, net	**(0.7)**	1.2	.4
Effective tax rate	**34.7%**	42.5%	40.3%

Deferred taxes arise primarily from differences in amounts reported for tax and financial statement purposes. The Company's net deferred tax liability as of December 31, 2002 of $38,705,000 is classified on the consolidated balance sheet as a current income tax benefit of $6,208,000 and a long-term deferred income tax liability of $44,913,000. The December 31, 2001 net deferred tax liability was $34,602,000, consisting of a current income tax benefit of $8,420,000 and a long-term deferred income tax liability of $43,022,000. The components of this net deferred tax liability are as follows:

	(In Thousands of Dollars) December 31	
	2002	2001
Federal operating loss carry forward	**$ 152**	$ 277
Accrued employee benefits	**3,642**	1,349
Bad debt reserve	**532**	768
Warranty reserve	**964**	682
Other	**360**	215
Deferred tax assets	**5,650**	3,291
Property related	**(29,407)**	(29,121)
Inventory	**(5,755)**	(4,935)
Other	**(9,193)**	(3,837)
Deferred tax liabilities	**(44,355)**	(37,893)
Net deferred tax liability	**$ (38,705)**	$ (34,602)

(10) Acquisitions

On September 16, 2002, the Company purchased, for cash, select assets of the Powertrax® product line of Vehicular Technologies. The purchased assets included inventory and certain intangible assets. The operating results and purchased assets are not material to the performance or financial position of the Company. In November 2002, the Company entered into an agreement to form a joint venture effective January 1, 2003, with Shanghai Jinling Co., Ltd. The Company acquired, for a combination of cash and investment of machinery and technology, a 50% ownership in Shanghai Micro Motor, Shanghai Jinling's sub-fractional and fractional motor company, which was already a supplier to the Company. The purchased assets are not material to the financial position of the Company.

On January 16, 2001, the Company acquired, for cash, selected assets of Philadelphia Gear Company, which now comprise the Company's spiral bevel gear product line. The purchased assets included inventory and selected machinery, equipment and tooling. The operating results and assets purchased are not material to the performance or financial position of the Company.

On September 29, 2000, the Company acquired 100% of the stock of LEESON Electric Corporation, a leading manufacturer of electric motors, for approximately $260,000,000 in cash. Approximately $86,000,000 of the purchase price was allocated to the net assets acquired, and the remaining $174,000,000 was recorded as goodwill. On June 29, 2000, the Company acquired the assets and liabilities of Thomson Technology, Inc. ("TTI") for approximately $10,000,000. TTI is a Vancouver, BC, Canada based manufacturer of power systems controls for the worldwide power generation market.

(11) Industry Segment Information

The Company's reportable segments are strategic businesses that offer different products and services. The Company has two such reportable segments: Mechanical Group and Electrical Group. The Mechanical Group produces mechanical speed reducers and related products for sale to original equipment manufacturers and distributors. The Electrical Group produces electric motors, power generation equipment and related products for sale to original equipment manufacturers and distributors.

The Company evaluates performance based on the segments' income from operations. Corporate costs have been allocated to each Group based primarily on the net sales of each Group. The reported net sales of each segment are solely from external customers. No single customer accounts for 10% or more of the Company's net sales. The Company's products manufactured and sold outside the United States were approximately 9%, 8% and 4% of net sales in 2002, 2001 and 2000, respectively. Export sales from U.S. operations were approximately 5% of net sales in 2002, 6% in 2001 and 6% in 2000.

Pertinent data for each industry segment in which the Company operated for the three years ended December 31, 2002 is as follows:

	(In Thousands of Dollars)				
	Net Sales	Income From Operations	Identifiable Assets	Capital Expenditures	Depreciation and Amortization
2002					
Mechanical Group	**$ 186,716**	**$ 11,678**	**$ 124,053**	**$ 3,522**	**$ 8,410**
Electrical Group	**418,576**	**35,102**	**609,935**	**7,232**	**14,764**
Total REGAL-BELOIT	**$ 605,292**	**$ 46,780**	**$ 733,988**	**$ 10,754**	**$ 23,174**
2001					
Mechanical Group	$ 206,615	$ 15,872	$ 125,201	$ 5,110	$ 8,824
Electrical Group	456,956	40,188	621,398	10,316	22,974
Total REGAL-BELOIT	$ 663,571	$ 56,060	$ 746,599	$ 15,426	$ 31,798
2000					
Mechanical Group	$ 244,249	$ 30,794	$ 142,145	$ 6,515	$ 9,663
Electrical Group	353,954	40,814	650,262	10,479	15,886
Total REGAL-BELOIT	$ 598,203	$ 71,608	$ 792,407	$ 16,994	$ 25,549

Report of Independent Auditors

To the Shareholders and Board of Directors of REGAL-BELOIT CORPORATION:

We have audited the accompanying consolidated balance sheet of REGAL-BELOIT CORPORATION and subsidiaries (the "Company") as of December 31, 2002, and the related consolidated statements of income, shareholders' investment and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of the Company as of December 31, 2001 and for each of the two years in the period then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those financial statements in their report dated January 28, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2002 consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the financial statements, as of January 1, 2002 the Company changed its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangibles" (Statement No. 142).

As discussed above, the financial statements of the Company as of December 31, 2001 and for each of the two years in the period then ended were audited by other auditors who have ceased operations. As described in Note 3, these financial statements have been revised to include the transition disclosures required by Statement No. 142. Our audit procedures with respect to the disclosures in Note 3 for 2001 and 2000 included (i) agreeing previously reported net income to previously issued financial statements; (ii) agreeing the adjustments to reported net income to the Company's underlying records obtained from management; and (iii) testing the mathematical accuracy of the information included in Note 3. In our opinion, the disclosures for 2001 and 2000 in Note 3 are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 financial statements taken as a whole.

Deloitte & Touche LLP
Deloitte and Touche LLP

Milwaukee, Wisconsin
January 29, 2003

Responsibility for Financial Statements

The preceding financial statements of REGAL-BELOIT CORPORATION (the "Company") and related footnotes were prepared by management, which is responsible for their integrity and objectivity. The statements have been prepared in conformity with accounting principles generally accepted in the United States, which have been applied on a consistent basis.

The system of internal controls of the Company is designed to assure that the books and records reflect the transactions of the Company and that its established policies and procedures are carefully followed. The internal control system is augmented by careful selection and training of qualified employees, proper division of responsibilities, and the development and dissemination of written policies and procedures.

Deloitte and Touche LLP, whose audit report is shown on this page, is engaged by the Audit Committee of the Board of Directors to audit the financial statements of the Company and issue reports thereon. Their audit is conducted in accordance with auditing standards generally accepted in the United States, which requires obtaining an understanding of the Company's systems and procedures and performing tests and other procedures sufficient to provide reasonable assurance that the financial statements are neither materially misleading nor contain material errors.

The Audit Committee of the Board of Directors, which committee consists entirely of outside directors, meets regularly with the independent auditors and management to review the scope and results of audits. In addition, the Audit Committee meets with Deloitte and Touche LLP, without management representatives present, to discuss the results of their audit including a discussion of internal accounting controls, financial reporting and other audit matters.

James L. Packard
Chairman,
Chief Executive Officer

Henry W. Knueppel
President and
Chief Operating Officer

Kenneth F. Kaplan
Vice President, Chief Financial Officer,
and Secretary

DURST

Shopiere, WI

PRODUCTS:
Standard and specialized industrial transmissions and hydraulic pump drives
MAJOR MARKETS:
Construction, off-highway, agriculture, energy, forestry, material handling, lawn and garden, railroad maintenance

ELECTRA-GEAR

Anaheim, CA

PRODUCTS:
Specialized aluminum gear reducers and gearmotors
MAJOR MARKETS:
Medical equipment, food processing, packaging, material handling

FOOTE-JONES/ILLINOIS GEAR

Chicago, IL

PRODUCTS:
Large-scale parallel shaft and right-angle geardrives, custom gears up to 100" diameter
MAJOR MARKETS:
Pulp and paper, mining, aggregate, forestry, construction

GROVE GEAR

Union Grove, WI

PRODUCTS:
Standard and custom industrial gear reducers
MAJOR MARKETS:
Material handling, food processing, robotics, healthcare, power transmission


HUB CITY

Aberdeen, SD

PRODUCTS:
Gear drives, sub-FHP gearmotors, mounted bearings, and accessories
MAJOR MARKETS:
Packaging, construction, material handling, healthcare, food processing


LEESON

Grafton, WI
Ontario, Canada

PRODUCTS:
AC motors (to 800 HP) and DC motors (to 5 HP), gear reducers, drives, and gearmotors
MAJOR MARKETS:
Power transmission, pumps, food processing, fitness equipment, industrial machinery


Lincoln
MOTORS

Cleveland, OH

PRODUCTS:
AC motors (to 800 HP)
MAJOR MARKETS:
Commercial and industrial pumps, compressors, HVAC, specialty products


MARATHON
ELECTRIC

Wausau, WI (Headquarters)
Leicestershire, England
Shanghai, PRC
Singapore

PRODUCTS:
AC motors (to 800 HP)
MAJOR MARKETS:
Power transmission, HVAC, pumps, fans/blowers, agriculture, processing, manufacturing


MARATHON
GENERATORS

Wausau, WI

PRODUCTS:
AC generators from 5 to 4,000 kW
MAJOR MARKETS:
Standby power, prime power, refrigeration, irrigation, wind power


MARATHON
SPECIAL PRODUCTS

Bowling Green, OH

PRODUCTS:
Fuse holders, terminal blocks and power blocks
MAJOR MARKETS:
Electric control panels, HVAC, utilities, telecommunications, transportation


MASTERGEAR
WORLDWIDE

South Beloit, IL (Headquarters)
Legnano, Italy
Neu-Anspach, Germany
Newbury, England

PRODUCTS:
Manual valve actuators for liquid/gas flow control
MAJOR MARKETS:
Petrochemical, fire protection, wastewater



OPPERMAN MASTERGEAR, Ltd.

Newbury, England

PRODUCTS:
Valve actuators and industrial gear drives
MAJOR MARKETS:
Material handling, agriculture, mining, liquid and gas flow control

REGAL CUTTING TOOLS



South Beloit, IL

PRODUCTS:
High-speed steel and carbide rotary cutting tools
MAJOR MARKETS:
General industry, aerospace, agriculture, automotive


RICHMOND

Liberty, SC

PRODUCTS:
Ring & pinions and transmissions
MAJOR MARKETS:
High-performance automotive aftermarket


THOMSON TECHNOLOGY
POWER & CONTROL

British Columbia, Canada

PRODUCTS:
Automatic transfer switches, power generation controls and switchgear
MAJOR MARKETS:
Electrical power generation


Velvet Drive
TRANSMISSIONS

Liberty, SC

PRODUCTS:
Marine transmissions
MAJOR MARKETS:
Pleasure and high performance boats

10 YEAR FINANCIAL ANALYSIS

Financial Statement Data (000 omitted)	2002	2001	2000	1999	1998
INCOME STATEMENT					
Net Sales $	605,292	663,571	598,203	550,661	550,277
Income From Operations $ (EBIT)	46,780	56,060	71,608	72,440	81,113
Depreciation $	22,134	22,294	20,023	18,875	17,887
Amortization $	1,040	9,504	5,526	4,177	4,152
EBITDA (8) $	69,954	87,858	97,157	95,492	103,152
Interest Expense $	9,399	22,239	15,332	9,406	11,479
Interest Income $	149	221	274	220	306
Net Income $	24,518	19,590	33,771	38,067	42,961
BALANCE SHEET					
Total Assets $	733,988	746,599	792,407	508,165	485,070
Working Capital $	157,405	161,044	185,781	131,370	117,305
Net Property, Plant & Equipment $	173,740	184,873	189,078	151,373	147,929
Additions to Property, Plant & Equipment $ (2)	10,754	15,426	16,994	11,422	14,836
Long Term Debt $	222,812	345,667	393,510	148,166	166,218
Dividends Declared $	11,512	10,018	10,066	10,065	10,033
Shareholders' Investment $	381,423	280,150	273,889	252,626	224,497
Financial Ratios					
PROFITABILITY					
Operating Margin % (EBIT %)	7.7	8.4	12.0	13.2	14.7
EBITDA % (8)	11.6	13.2	16.2	17.3	18.7
Net Income %	4.1	3.0	5.6	6.9	7.8
Effective Tax Rate %	34.7	42.5	40.3	39.8	38.6
Return on Avg. Shareholders Investment %	7.4	7.1	12.8	16.0	20.8
GROWTH					
Net Sales: 10-Year Compound Growth Rate %	11.6	15.7	13.5	12.5	13.8
5-Year Compound Growth Rate %	4.2	18.4	14.8	17.5	19.8
Earnings Per Share: 10-Year Compound Growth Rate %	8.0	13.3	11.8	12.3	12.8
5-Year Compound Growth Rate %	(11.6)	(9.8)	.1	10.0	24.1
LIQUIDITY AND LEVERAGE					
Current Ratio	3.2:1	3.3:1	3.3:1	3.0:1	3.0:1
LTD to Total Capitalization %	36.9	55.2	59.0	37.0	42.5
LTD to EBITDA Ratio (7)(8)	3.2:1	3.9:1	3.3:1	1.6:1	1.6:1
Interest Coverage Ratio	5.0:1	2.5:1	4.7:1	7.7:1	7.1:1
Per Share Data and Investment Ratios					
Earnings Per Share $	1.01	.94	1.61	1.82	2.06
Earnings Per Share - Assuming Dilution $	1.01	.93	1.61	1.80	2.02
Cash Flow Per Share: From Operations $ (4)	2.25	3.92	2.49	3.35	2.41
Free $ (5)	1.36	2.73	1.33	2.33	1.23
Dividends Declared Per Share $	.48	.48	.48	.48	.48
Book Value Per Share $	15.24	13.42	13.10	12.04	10.74
Market Price Per Share: Annual High $	29.31	22.90	21.63	25.63	33.25
Annual Low $	15.75	16.10	14.60	15.50	17.50
Year End $	20.70	21.80	17.06	20.63	23.00
Price/Earnings Ratio (Assuming Dilution) (1)	20.5:1	23.4:1	10.6:1	11.5:1	11.4:1
Price/Free Cash Flow Per Share Ratio (1)	15.2:1	8.0:1	14.2	8.9:1	18.7:1
Price/Book Value Ratio (1)	1.3:1	1.6:1	1.3:1	1.7:1	2.1:1
Dividend Yield % (1)(3)	2.3	2.2	2.8	2.3	2.1
Dividend Payout % (paid)	44.9	51.2	29.8	26.4	23.3
Other					
Average Shares Outstanding	24,186,839	20,868,896	20,984,423	20,959,182	20,893,182
Average Shares - Assuming Dilution	24,310,165	21,124,204	20,996,189	21,169,580	21,278,497
Market Capitalization (in millions of dollars)(1)	517.9	455.1	356.8	432.8	481.0
Annual Trading Volume	14,398,800	5,727,400	10,174,500	9,163,600	10,290,800

1997	1996	1995	1994	1993
493,174	285,393	299,974	245,999	222,917
74,381	51,120	53,607	38,982	25,081
15,653	10,553	10,149	8,701	8,114
3,221	25	27	290	631
93,255	61,698	63,783	47,973	33,826
10,804	357	776	962	1,529
810	1,052	309	144	137
38,897	32,276	32,818	23,129	14,246
488,699	196,996	175,480	167,665	139,317
100,627	92,613	70,377	55,115	49,221
151,259	74,616	72,692	65,785	67,009
16,076	11,112	13,784	7,535	8,460
192,261	2,168	2,884	16,022	19,612
9,993	9,902	8,004	6,235	5,402
189,427	160,023	135,873	110,545	92,746
15.1	17.9	17.9	15.8	11.3
18.9	21.6	21.3	19.5	15.2
7.9	11.3	10.9	9.4	6.4
39.6	37.7	38.2	39.4	39.3
22.3	21.8	26.6	22.8	16.1
16.7	13.7	18.2	15.4	17.5
19.5	13.1	12.0	7.7	8.1
15.8	16.5	20.9	14.6	14.5
31.8	42.2	24.7	14.7	2.5
2.4:1	4.1:1	3.2:1	2.5:1	3.2:1
50.4	1.3	2.1	12.7	17.5
1.9:1	.04:1	.1:1	.3:1	.6:1
7.0:1	146.6:1	69.5:1	40.7:1	16.5:1
1.87	1.57	1.60	1.13	.70
1.83	1.53	1.57	1.11	.69
3.79	2.60	1.74	1.35	1.20
2.56	1.62	.86	.73	.57
.48	.48	.39	.31	.27
9.09	7.75	6.61	5.40	4.55
32.75	22.38	23.13	15.38	13.25
18.00	15.50	12.13	11.25	9.25
29.56	19.63	21.75	13.63	13.25
16.2:1	12.8:1	13.9:1	12.3:1	19.2:1
11.5:1	12.1:1	25.3:1	18.7:1	23.1:1
3.3:1	2.5:1	3.3:1	2.5:1	2.9:1
1.6	2.4	1.8	2.3	2.1
25.6	29.4	23.1	26.1	37.2
20,805,844	20,616,825	20,508,890	20,437,655	20,374,454
21,275,061	21,074,615	20,965,951	20,839,696	20,669,597
615.8	405.2	447.0	278.7	269.1
8,948,700	9,098,600	7,816,200	5,044,100	2,513,200

NOTES

(1) Calculations use closing stock price on December 31st.

(2) Additions to Property, Plant and Equipment exclude acquisitions.

(3) Dividend yield is calculated using dividend rate in effect at December 31st annualized.

(4) Net Income plus depreciation/amortization plus changes in working capital and deferred taxes.

(5) Cash Flow from Operations less net additions to property, plant and equipment and dividends.

(6) All applicable amounts have been restated for the 1994 2 for 1 stock split.

(7) 2000 includes twelve months of pro-forma EBITDA of LEESON Electric, acquired September 29, 2000.

(8) Earnings before interest, taxes, depreciation and amortization. (EBITDA is a non-GAAP financial measure.)

BOARD OF DIRECTORS

JAMES L. PACKARD
Chairman and Chief Executive Officer
REGAL-BELOIT CORPORATION
Director since 1980

HENRY W. KNUEPPEL
President and Chief Operating Officer
REGAL-BELOIT CORPORATION
Director since 1987

FRANK E. BAUCHIERO (1)
President, Chief Executive Officer
MKC WORLDWIDE
Director since 1993

J. REED COLEMAN (1*)
Chairman, Chief Executive Officer, Director
MADISON-KIPP CORPORATION
Director since 1981

JOHN M. ELDRED (2)(3)
Chairman and Director
FIRST NATIONAL BANK & TRUST CO.
OF BELOIT
Director since 1965

STEPHEN N. GRAFF (1)(3)
Past Managing Partner, Milwaukee Office
ARTHUR ANDERSEN LLP and
ANDERSEN WORLDWIDE
Director since 1996

G. FREDERICK KASTEN, JR. (3*)
Chairman and Director
ROBERT W. BAIRD & CO., INC.
Director since 1995

PAUL W. JONES (2)
Past Chairman, President and CEO
U.S. CAN COMPANY
Director since 2000

JOHN A. McKAY (2*)
Past President, Chief Operating Officer
HARNISCHFEGER INDUSTRIES, INC.
Director since 1992

Directors Emeriti:

HENRY R. ODELL	40 years of service
HARRY C. MOORE	34 years of service
CECIL H. CRAWFORD	25 years of service
ELBERT H. NEESE	17 years of service
WILLIAM W. KEEFER	15 years of service

(1) Member of Audit Committee
(2) Member of Compensation and Human Resources Committee
(3) Member of Director Affairs Committee
* Committee Chairman

OFFICERS

JAMES L. PACKARD
CHAIRMAN and
CHIEF EXECUTIVE OFFICER
Employed since 1979

HENRY W. KNUEPPEL
PRESIDENT and
CHIEF OPERATING OFFICER
Employed since 1979

KENNETH F. KAPLAN
VICE PRESIDENT, CHIEF FINANCIAL OFFICER
and SECRETARY
Employed since 1996

DAVID L. EISENREICH
VICE PRESIDENT and PRESIDENT of
MOTOR TECHNOLOGIES GROUP
Employed since 1980

FRITZ HOLLENBACH
VICE PRESIDENT ADMINISTRATION and
HUMAN RESOURCES
Employed since 1987

GARY M. SCHUSTER
VICE PRESIDENT and PRESIDENT of
MECHANICAL COMPONENTS GROUP
Employed since 1978

REGAL-BELOIT CORPORATION
Corporate Headquarters
200 State Street
Beloit, WI 53511-6254
Phone: 608-364-8800
Fax: 608-364-8818
Email: regal@regal-beloit.com
www.regal-beloit.com

Transfer Agent, Registrar and Dividend Disbursing Agent
First Class, Registered & Certified Mail

EquiServe Trust Company
P.O. Box 43010
Providence, RI 02940-3010
Investor Relations Number: 781-575-3400
Internet Address: http://www.EquiServe.com

Have you received your cash dividends?

During 2002, four quarterly cash dividends were declared on REGAL-BELOIT CORPORATION common stock.

If you have not received all dividends to which you are entitled, please write or call EquiServe at the address above.

Cash Dividends and Stock Splits

REGAL-BELOIT paid its first cash dividend in January, 1961. Since that date, REGAL-BELOIT has paid 170 consecutive quarterly dividends through January, 2003. The Company has raised cash dividends 33 times in the 42 years these dividends have been paid. The dividend has never been reduced. The Company has also declared and issued 15 stock splits/dividends since inception.

Notice of Annual Meeting

The Annual Meeting of Shareholders will be held at 9:30 a.m., C.D.T., on Tuesday, April 22, 2003, at the Rotary River Center, 1220 Riverside Drive (Hwy 51 N), Beloit, Wisconsin.

Public Information and Reports

Shareholders can view Company documents in a variety of ways: over the internet on the Company's website at www.regal-beloit.com, through general stock information websites or on the United States Government's EDGAR website at www.sec.gov. Shareholders may also request from the Company copies of news releases or Forms 10-K and 10-Q as filed by the Company with the Securities and Exchange Commission. Please direct information requests to:

REGAL-BELOIT CORPORATION
Attn: Investor Relations
200 State Street, Beloit, WI 53511-6254
Phone: 608-364-8800, Fax: 608-364-8818
Email: administration@regal-beloit.com

Auditors

Deloitte & Touche LLP, Milwaukee, Wisconsin.

REGAL-BELOIT CORPORATION is a Wisconsin Corporation listed since 1976 on The American Stock Exchange® under the symbol RBC.

REGAL-BELOIT CORPORATION

200 State Street • Beloit, Wisconsin 53511-6254
Phone: (608) 364-8800 • Fax: (608) 364-8818
www.regal-beloit.com